NEWS RELEASE

18 April 2006

Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV

Chairman’s Statement

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Jan Hommen, Chairman of Reed Elsevier PLC and Reed Elsevier NV, told shareholders at the Reed Elsevier PLC meeting in London today:

“We were pleased to report on a year of overall good progress at Reed Elsevier in 2005. Three of our four divisions performed well and delivered on or exceeded their individual targets for organic revenue growth. The Education division, whilst performing well in the core curriculum textbook programmes, underperformed in the supplemental and testing markets. Firm action has been taken to address the product, marketing and organisational issues in these businesses. Overall, Reed Elsevier’s revenue growth has accelerated, underlying operating margins have improved, cash generation is strong, and good and growing returns on capital are being delivered.”

Looking at the trading performance in 2006, Mr Hommen commented:

“Overall, trading conditions have changed little since our 2005 Preliminary Results announcement on 16 February. The performance so far this year is in line with our expectations and we continue to target underlying revenue growth of at least 5% and double digit growth in adjusted earnings per share at constant currencies. The individual divisional growth targets announced in February are unchanged.

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier has made a positive start to the year. In the Science & Technology division both journal subscription renewals and online sales are progressing well. The Health Sciences business is again expecting good growth from new book publishing and strong backlist sales, although given the seasonality of the business, this will be mostly seen in the second half.

LexisNexis has started the year well, continuing the strong revenue momentum seen in 2005. In US legal markets good demand continues for online information and workflow tools as total practice solutions gain further market traction. In US corporate and federal markets, the risk management business continues to grow strongly. International growth outside the US is benefiting from strong demand for online legal and news and business services.

Harcourt Education has started the year with an encouraging market response to its 2006 basal textbook programmes, against a background of lower overall adoption opportunities this year. The actions taken in the supplemental and assessment businesses are progressing as planned and, as previously stated, are expected to have a positive impact this year on revenue growth, whilst the major effect will be in 2007. Recent state testing contract awards are encouraging. The majority of textbook sales for both the basal and supplemental businesses are in the second half, reflecting the seasonality of the business around the start of the academic year.

Reed Business has had a good start to the year. The overall performance in the magazine and information publishing businesses continues to vary somewhat by geography and sector with strong online revenue momentum the key driver of overall growth. Exhibition demand is strong with good success in the early 2006 shows.

Over the last four years, we have made enormous strides in developing the business in terms of its quality, market and customer focus, innovation and investment, and management and organisational effectiveness. The drive into online products and services is delivering stronger, higher quality customer relationships and growth. Our increasing focus going forward is to ensure that we deliver the operational leverage that superior growth in a digital environment should promise, and to maximise the returns on capital.”

The Annual General Meeting of Reed Elsevier NV, the co-parent of Reed Elsevier Group plc, will be held in Amsterdam tomorrow and Mr Hommen, also Chairman of Reed Elsevier NV, will make the same comments to that meeting.

This statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

For media enquiries contact:

Catherine May, Reed Elsevier, tel +44 (0)20 7166 5657